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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 5)


                              THERATX, INCORPORATED
                            (Name of Subject Company)


                                  VENCOR, INC.
                             PEACH ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    883384109
                      (CUSIP Number of Class of Securities)


                                  Jill L. Force
                             Senior Vice President,
                          Secretary and General Counsel
                                  Vencor, Inc.
                              3300 Providian Center
                             400 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 596-7300

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Joseph B. Frumkin, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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CUSIP No. 883384109                  14D-1
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     1.        NAME OF REPORTING
               PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               VENCOR, INC.
               61-1055020
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                    (b) |_|

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     3.        SEC USE ONLY


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     4.        SOURCE OF FUNDS
               BK

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     5.        CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                   |_|

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
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     7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               APPROXIMATELY 20,564,427 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE

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     8.        CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
               CERTAIN SHARES                                           |_|

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     9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               APPROXIMATELY 99%

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    10.        TYPE OF REPORTING PERSON

               CO
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CUSIP No. 883384109            14D-1
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     1.        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               PEACH ACQUISITION, CORP.
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                    (b) |_|

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     3.        SEC USE ONLY


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     4.        SOURCE OF FUNDS
               AF

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     5.        CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                   |_|

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
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     7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               APPROXIMATELY 20,564,427 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE
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     8.        CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
               CERTAIN SHARES                                           |_|

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     9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               APPROXIMATELY 99%
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    10.        TYPE OF REPORTING PERSON

                 CO
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         This Final Amendment (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc. ("Vencor"), and Peach Acquisition Corp. (the "Purchaser") on February 14, 1997, as amended by Amendment No. 1 to such Schedule dated February 24, 1997, Amendment No. 2 to such Schedule dated March 3, 1997, Amendment No. 3 to such Schedule dated March 10, 1997 and Amendment No. 4 to such Schedule dated March 17, 1997 (as amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.001 per share ("Shares"), of TheraTx, Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.


Item 6. Interest in Securities of the Subject Company.

         On March 18, 1997, the Purchaser accepted for payment all of the approximately 20,564,427 Shares which were validly tendered pursuant to the Offer and not withdrawn, including approximately 1,451,066 Shares tendered pursuant to Notices of Guaranteed Delivery.


Item 11. Material to be filed as Exhibits.

         The list of exhibits in the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

(a)(10)  Press Release, dated March 18, 1997.




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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 19, 1997


                                  VENCOR, INC.

                                  By:/s/ W. Bruce Lunsford
                                  Name:  W. Bruce Lunsford
                                  Title: Chairman of the Board, President and
                                         Chief Executive Officer


                                  PEACH ACQUISITION CORP.

                                  By:/s/ W. Bruce Lunsford
                                  Name:  W. Bruce Lunsford
                                  Title: Chairman of the Board, President and
                                         Chief Executive Officer


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Exhibit Index      Description
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    99             Exhibit (a)(10) to Scheule 14D-1 (Amendment No. 5)